SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

January 11, 2017

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, Filed November 16, 2016
File No. 333-202672

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 15, 2016 with respect to pre-effective amendment no. 2 to the Company’s registration statement on Form N-2 (File No. 333-202672) filed with the Commission on November 16, 2016 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). Each of the Staff’s comments is set forth below in italics and followed by the Company’s response. The revisions to the Prospectus referenced in the below responses are set forth in Pre-Effective Amendment No. 3 to the Registration Statement, filed with the Commission concurrently herewith.

1.	The Staff notes the Company’s response to prior comment number 3 of the Company’s letter, dated November 15, 2016 (the “Prior Letter”). In addition to the representations made in the Prior Letter, please specifically acknowledge and undertake to provide the following:

•	The prospectus supplement will disclose on the outside front cover, as applicable and if true, that none of the Company’s indebtedness is currently subordinated to the debt securities being offered and therefore the debt securities being offered will not be senior to any of the Company’s indebtedness or obligations.

Dominic Minore, Esq.

January 11, 2017

•	The prospectus supplement will disclose on the outside front cover, as applicable, whether the debt securities are structurally subordinated and, also whether effectively subordinated, to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The prospectus supplement front cover will also explain the significance of the debt securities being structurally subordinated and effectively subordinated, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities, and the approximate total dollar amount as of the offering date of all liabilities and obligations to which the debt securities are: (i) equal in priority in payment, (ii) structurally subordinated, and/or (iii) effectively subordinated.

The Company acknowledges the Staff’s comment and undertakes to provide the above-referenced disclosure on the outside front cover of any prospectus supplement used in connection with an offering of debt securities pursuant to the Registration Statement.

2.	Please disclose in the “Summary-Overview” section of the Prospectus and throughout the Prospectus whether the Company may invest in private equity funds and/or hedge funds that are excluded from the definition of “investment company” pursuant to Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), and if it may, disclose that it will limit its investments in these entities to 15% of the Company’s net assets. If the Company does not intend to invest in any of these entities, then instead add disclosure to that effect. This comment and the limitation set forth herein do not apply to collateralized loan obligation (“CLO”) vehicles, irrespective of whether such entities rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company has added disclosure throughout the Prospectus in response to the Staff’s comment. See pages 2 and 106 of the Prospectus.

3.	Please add disclosure in the “Summary-Overview” section of the Prospectus and throughout the Prospectus to clarify that the junior tranches, especially the equity tranches, of CLO vehicles in which the Company invests are the last tranches to be paid, if at all, in the event of a default.

The Company has added disclosure throughout the Prospectus in response to the Staff’s comment. See pages 2 and 107 of the Prospectus.

4.	The Staff refers to the “Summary-Management Fee” section of the Prospectus. Please disclose in this section and throughout the Prospectus the following:

Dominic Minore, Esq.

January 11, 2017

•	Whether or not there is any reversal of incentive fees paid to the Company’s investment adviser based on accrued income that the Company has not yet received in cash if the cash for such accrued income is not ultimately received by the Company;

•	Whether the Company’s “Pre-Incentive Fee Net Investment Income” exceeded the annual hurdle rates for 2013, 2014 and 2015 that are disclosed in the Prospectus as well as whether the Company’s “Pre-Incentive Fee Net Investment Income” exceeded the maximum annual hurdle rate of 10.00% in any of these periods;

•	The specific threshold to meet the total return requirement under the amended incentive fee structure;

•	If true, that there is no accumulation from quarter to quarter of amounts for the income incentive fee hurdle rate and that there is no claw-back of amounts previously paid to the Company’s investment adviser if subsequent quarters are below the income incentive fee hurdle rate; and

•	If true, that there is no delay of payment of incentive fees to the Company’s investment adviser of the income incentive fee if prior quarters are below the quarterly income incentive fee hurdle rate.

In addition, please delete throughout the Prospectus the annualized hurdle rate amount of 8.75% for the “catch-up” provision since it is a quarterly test and is not cumulative from quarter to quarter.

The Company has revised the above-referenced disclosure throughout the Prospectus in response to the Staff’s comments. See pages 7, 8, 141 and 142 of the Prospectus. However, the Company believes that it would be confusing to include disclosure as to whether the Company’s “Pre-Incentive Fee Net Investment Income” exceeded the maximum annual hurdle rate of 10.00% because the 10.00% maximum was only relevant if the variable hurdle rate exceeded this amount for a particular year (which it did not for 2013, 2014 and 2015) and, therefore, the Company did not add such disclosure to the Prospectus.

5.	The Staff refers to the “Fees and Expenses” section of the Prospectus and notes that the Company invests heavily in equity tranches of CLO vehicles and those tranches typically bear all the expenses of the CLO vehicle. As a result, please add disclosure to footnote number 8 to the Fees and Expenses table, in bold, that the indirect expenses associated with the Company’s CLO equity investments are not included in the fee table presentation and disclose what the Company’s total annual expenses would have been if such expenses were included in the fee table presentation.

Dominic Minore, Esq.

January 11, 2017

The Company has added the above-referenced disclosure in response to the Staff’s comment. See page 16 of the Prospectus.

*       *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, Steven B. Boehm at (202) 383-0176 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jonathan H. Cohen / TICC Capital Corp.
Steven B. Boehm, Esq. / Sutherland Asbill & Brennan LLP
Vlad M. Bulkin, Esq. / Sutherland Asbill & Brennan LLP